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Exhibit 16

Neff & Ricci LLP

Securities and Exchange Commission
Mail Stop 0304
450 5/th/ Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We were previously the independent accountants for Advanced Engine Technologies, Inc. and on September 20, 2000, we reported on the financial statements of Advanced Engine Technologies, Inc. as of June 30, 2000 and for the two years then ended.

Except for the last sentence of Item 4(a)(i), we have read and agree with the comments in Item 4(a) of Form 8-K/A of Advanced Engine Technologies, Inc. dated April 25, 2001. We have no basis for agreeing or disagreeing with the last sentence of Item 4(a)(i).


                                             Very truly yours,



                                             /s/ Neff & Ricci LLP